UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release

16 October 2012

PEARSON ACQUIRES EMBANETCOMPASS:
EXPANDS CAPACITY AND EXTENDS LEADERSHIP IN FAST-GROWING MARKET FOR ONLINE LEARNING

Pearson, the world's leading learning company, is announcing today the acquisition of EmbanetCompass from an investor group led by Technology Crossover Ventures and Knowledge Universe, for $650m in cash.

EmbanetCompass partners with leading non-profit colleges and universities in North America to provide fully online learning solutions for more than 100 university programmes. It provides a full range of services including: programme design and development, marketing and student recruitment, faculty training and support, data-driven student retention and learning analytics; student services (counselling, tutoring, mentoring), technology support and launch funding.

Institutional services are one of the fastest growing areas of the US higher education market. Out of 6,700 degree-granting institutions in the US, approximately 175 institutions engage third-party vendors to power online programmes. Of a total post-secondary student population of 22 million, 2.5 million participate in purely online programmes with over 6 million taking at least one online course. Pearson believes the number of students learning online and the number of institutions serving those students will grow rapidly, as academic institutions seek low-risk and cost-effective ways to better serve new and existing customers by boosting student access, affordability, achievement and retention.

EmbanetCompass revenues have grown strongly in each of the last three years and are expected to be approximately $130m in 2012. The transaction is subject to a Hart-Scott-Rodino review. Pearson expects the acquisition to enhance adjusted earnings per share and to generate a return on invested capital above Pearson's weighted average cost of capital from 2014.

For Pearson, the acquisition builds on and broadens our leading position in the fast-growing online educational services market established through our partnerships with institutions such as Arizona State University, California State University Online (CSU Online) and the community college systems in West Virginia, Kentucky, Tennessee, Iowa and Colorado. It also makes our content businesses more valuable and brings the opportunity to apply EmbanetCompass skills and technologies in new segments and geographic markets. It extends Pearson's investment in education services and technologies that have both a direct connection with the learner and a strong record of enhancing student achievement helped by data analytics.

Will Ethridge, CEO of Pearson North America, said, "The acquisition of EmbanetCompass extends Pearson's investment in two areas where we see great opportunities for growth and impact-online education and educational services.  The combination of Pearson and EmbanetCompass creates the premier provider of online learning and education services and will further enable us to advance the goals of the institutions and students we serve with innovative and proven programs."

Founded in 1995, with locations in Chicago, Orlando, and Toronto, EmbanetCompass has 580 employees and is headed by Steve Fireng. He will stay on as CEO of EmbanetCompass and as a senior executive at Pearson.

Steve Fireng said, "In the next five years, we expect nearly 4 million fully online learners will be in this market," said Steve Fireng, EmbanetCompass President and CEO. "By joining Pearson, the world's premier provider of educational content, programs, services and platforms, EmbanetCompass has a tremendous opportunity to strengthen our relationships with academic partners, expand programs and services at our current academic partners, and continue to expand into new exciting markets both domestically and around the globe."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith            +44 (0)207 010 2310

About Pearson
Pearson is the world's leading learning company. Its major businesses are: Pearson, the global leader in education, providing print and digital learning materials and services used by millions of students of all ages every year; The Financial Times Group, which has an international network of business and financial newspapers and online services that are read by millions of business executives and investors every day; and Penguin Group, which is one of the pre-eminent names in consumer publishing, with an unrivalled range of fiction and non-fiction, bestsellers, and classic titles. Through its books, newspapers and online products and services, Pearson helps people of all ages to live and learn. See www.pearson.com.

About EmbanetCompass
EmbanetCompass is the largest provider of technology-enabled services to traditional non-profit postsecondary educational institutions seeking to launch online degree programs across degree levels and disciplines.  Its comprehensive outsourced solution includes all of the services necessary to develop an online program, including program strategy, design and development, academic services, marketing and student recruitment, program and student services, and technology services.  Academic partners retain complete control over admissions decisions, instruction and financial aid, and confer all degrees.  EmbanetCompass's top priority in partnering with an institution is to offer the highest quality services to protect and enhance the academic partner's brand and reputation. See www.embanetcompass.com.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 October 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary